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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              NVIDIA CORPORATION
                              ------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                   67066G104
                                   ---------
                                (CUSIP Number)

                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [__]  Rule 13d-1(b)

     [XX]  Rule 13d-1(c)

     [__]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

------------------------                                  ----------------------
CUSIP No. 67066G104                    13G                     Page 2 of 5 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
     CTI LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
     (a)  XX
     (b)  Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA
--------------------------------------------------------------------------------
   NUMBER OF       5  SOLE VOTING POWER
    SHARES            -0-
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        6  SHARED VOTING POWER
     EACH             1,510,785
   REPORTING      --------------------------------------------------------------
    PERSON         7  SOLE DISPOSITIVE POWER
     WITH:            -0-
                  --------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      1,510,785
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,510,785
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.9% (based on 30,717,396 shares reported as outstanding as of November
     28, 1999)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP No. 67066G104                    13G                     Page 3 of 5 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
     CREATIVE TECHNOLOGY LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
     (a)  XX
     (b)  Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     SINGAPORE
--------------------------------------------------------------------------------
  NUMBER OF        5  SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY         6  SHARED VOTING POWER
    EACH              1,510,785
  REPORTING       --------------------------------------------------------------
   PERSON          7  SOLE DISPOSITIVE POWER
    WITH:             -0-
                  --------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      1,510,785
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,510,785
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.9% (based on 30,717,396 shares reported as outstanding as of November
     28, 1999)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                            JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(l), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:   February 14, 2000

                                 /s/ Ng Keh Long
                           ------------------------------------------------
                                                   Signature

                                 Ng Keh Long, Director, CTI Limited
                           ------------------------------------------------

Date:   February 14, 2000

                                 /s/ Ng Keh Long
                           ------------------------------------------------
                                                   Signature

                                 Ng Keh Long, Chief Financial Officer and
                           ------------------------------------------------
                                              Director, Creative Technology Ltd.

ITEM 1 - SECURITY AND ISSUER

This Statement relates to the shares of Common Stock, no par value ("Common Stock"), of NVIDIA Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3535 Monroe Street, Santa Clara, CA 95051.

ITEM 2 - IDENTITY AND BACKGROUND

This Statement is filed on behalf of CTI Limited, a Bermuda corporation and a wholly-owned subsidiary of Creative Technology Ltd. The address of the principal business and principal executive office for CTI Limited is c/o Creative Technology Ltd., 31 International Business Park, Creative Resource, Singapore 609921. The principal business of Creative Technology Ltd. is the design, manufacture and distribution of multimedia products and peripherals for personal computers. The name and address of the principal business and principal executive office for Creative Labs, Inc., Creative Technology Ltd.'s principal United States subsidiary, is 1901 McCarthy Blvd., Milpitas, CA 95035. CTI Limited is a corporation organized under the laws of Bermuda. Creative Technology Ltd. is a corporation organized under the laws of Singapore. Title of Class of Securities: Common Stock. CUSIP Number: 67066G104

ITEM 3 - Not applicable.

ITEM 4 - OWNERSHIP

     (a) As of December 31, 1999 CTI Limited and Creative Technology Ltd. beneficially owned 1,510,785 shares of the Issuer's Common Stock.

     (b) CTI Limited and Creative Technology Ltd.'s ownership represents approximately 4.9% of the 30,717,396 shares of Common Stock of Issuer outstanding as of November 28, 1999 (based on Issuer's Form 10-Q dated October 31, 1999 and filed December 10, 1999).

     (c) CTI Limited and Creative Technology Ltd. have shared power to vote or direct the vote, and dispose or direct the disposition of, all of the shares described above.

ITEM 5 - This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities. [XX]

ITEM 6 - Not applicable.

ITEM 7 - Not applicable.

ITEM 8 - Not applicable

ITEM 9 - Not applicable.

ITEM 10 -

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2000
                                 /s/ Ng Keh Long
                           ------------------------------------------------
                                                   Signature

                                 Ng Keh Long, Director, CTI Limited
                           ------------------------------------------------


Date:   February 14, 2000
                                 /s/ Ng Keh Long
                           ------------------------------------------------
                                                   Signature

                                 Ng Keh Long, Chief Financial Officer and
                           ------------------------------------------------
                                              Director, Creative Technology Ltd.